UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916 and 333-285322) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting Results

On May 27, 2025, Ascendis held its Annual General Meeting. 55,754,437 ordinary shares of Ascendis (which includes 55,635,376 ordinary shares represented by American Depositary Shares), representing in total 91.27% of the ordinary shares outstanding as of the date of the Annual General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Chairman of the Meeting

Ascendis shareholders elected Lars Lüthjohan as chairman of the meeting.

Shareholders holding 55,599,234 ordinary shares voted in favor of the proposal.

Shareholders holding 643 ordinary shares voted against the proposal and shareholders holding 154,560 ordinary shares abstained from voting.

Agenda Item 3: Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

Ascendis shareholders adopted the audited annual report (including Sustainability and P-ESG report) for the year ended December 31, 2024 and resolved to discharge the Board of Directors (the “Board”) of the Company and management from liability.

Shareholders holding 55,310,075 ordinary shares voted in favor of the proposal.

Shareholders holding 303,791 ordinary shares voted against the proposal and shareholders holding 140,571 ordinary shares abstained from voting.

Agenda Item 4: Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

Ascendis shareholders resolved that the consolidated loss for the year ended December 31, 2024 of EUR 378.1 million be carried forward to the year ending December 31, 2025 through recognition in accumulated deficit.

Shareholders holding 55,612,672 ordinary shares voted in favor of the proposal.

Shareholders holding 973 ordinary shares voted against the proposal and shareholders holding 140,792 ordinary shares abstained from voting.

Agenda Item 5: Election of Board Members

Ascendis shareholders re-elected all members of the Board, with the term for each such Board member to expire at the Annual General Meeting of the Company to be held in 2026.

Shareholders holding 51,761,935 ordinary shares voted in favor of Albert Cha. Shareholders holding 3,992,502 ordinary shares abstained from voting.

Shareholders holding 54,954,043 ordinary shares voted in favor of Lars Holtug. Shareholders holding 800,394 ordinary shares abstained from voting.

Shareholders holding 55,155,193 ordinary shares voted in favor of Jan Møller Mikkelsen. Shareholders holding 599,244 ordinary shares abstained from voting.

Shareholders holding 54,728,813 ordinary shares voted in favor of Lisa Jane Morrison. Shareholders holding 1,025,624 ordinary shares abstained from voting.

Shareholders holding 55,287,400 ordinary shares voted in favor of William Carl Fairey Jr. Shareholders holding 467,037 ordinary shares abstained from voting.

Shareholders holding 55,062,006 ordinary shares voted in favor of Siham Imani. Shareholders holding 692,431 ordinary shares abstained from voting.

Agenda Item 6: Election of State-authorized Public Auditor

Ascendis shareholders re-elected Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shareholders holding 55,417,485 ordinary shares voted in favor of the proposal.

Shareholders holding 336,952 ordinary shares abstained from voting.

Agenda Item 7: Proposals from the Board and/or Shareholders

7a – Proposal from the Board of Directors

Ascendis shareholders adopted the proposal of the Board granting authorization to the Board to increase the share capital of the Company.

The Board specifically proposed the following authorization to be inserted as a new Article 4d(2) in the Articles of Association, replacing the existing Article 4d(2) in its entirety:

“The board of directors is until 27 May 2030 authorized at one or more times to increase the company’s share capital by up to nominal DKK 3,825,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorisation can be carried out by the board of directors by way of contributions in kind, conversion of debt and/or cash contributions and must be carried out at market price. The board of directors is authorised to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.”

The Board also specifically proposed the following wording to be inserted as a new Article 4d(3) in the Articles of Association, replacing the existing Article 4d(3) in its entirety:

“§ 4 d (3) For shares issued pursuant to article 4 d (1) or 4 d (2) the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares re-deemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital.”

Shareholders holding 55,318,260 ordinary shares voted in favor of the proposal.

Shareholders holding 290,915 ordinary shares voted against the proposal and shareholders holding 145,262 ordinary shares abstained from voting.

7b – Proposal from the Board of Directors

Ascendis shareholders adopted the proposal of the Board granting authorization to the Board to issue warrants.

The Board specifically proposed the following authorization to be inserted as a new Article 4h in the Articles of Association:

“The board of directors is authorized, in accordance with the Danish Companies Act, Section 169, cf. Section 155, Subsection 2, during the period until 27 May 2030 on one or more occasions to issue warrants to new members of the board of directors of the company or its subsidiaries entitling the cumulative holders to subscribe shares for a total of up to nominal value of DKK 100,000 without pre-emptive rights for the company’s shareholders. The exercise price for the warrants shall be determined by the board of directors in consultation with the company’s advisors and shall at least be equal to the market price of the shares at the time of issuance. The warrants issued pursuant to this authorisation shall be governed by the terms and conditions set out in appendix 1a to articles of association. The board of directors shall determine the distribution of warrants, provided that this authorisation may only be exercised in connection with grants to new members of the board of directors in connection with their first election (i.e. not in connection with re-election for another term) and no single board member shall receive more than 10,000 warrants pursuant to this authorisation.

At the same time, the board of directors is authorized in the period until 27 May 2030, on one or more occasions to increase the company’s share capital by up to a total nominal value of DKK 100,000 without pre-emptive rights for the existing shareholders by cash payment in or-der to implement the capital increase related to exercise of the warrants. In accordance with this clause the board of directors may increase the share capital with a minimum nominal value of DKK 1 and a maximum nominal value of DKK 100,000. The board is authorized to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The new shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the Company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the Company from the time which is determined by the board of directors in connection with the decision to in-crease the share capital.”

Shareholders holding 40,194,398 ordinary shares voted in favor of the proposal.

Shareholders holding 15,412,005 ordinary shares voted against the proposal and shareholders holding 148,034 ordinary shares abstained from voting.

7c – Proposal from the Board of Directors

Ascendis shareholders adopted the proposal of the Board that the following wording be inserted as a new Article 12 of the Articles of Association replacing the existing Article 12 in its entirety:

“The company shall be bound by the chairman of the board of directors and one member of the executive management jointly, by two members of the executive management jointly, or by all members of the board of directors jointly.

The board of directors may issue individual or joint powers of procuration.”

Shareholders holding 55,603,327 ordinary shares voted in favor of the proposal.

Shareholders holding 2,869 ordinary shares voted against the proposal and shareholders holding 148,241 ordinary shares abstained from voting.

Exhibits

Exhibit No.	Description

1.1	Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: May 28, 2025	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer